EXHIBIT 20
                                                                    PAGE 1 OF 4

  HOST MARRIOTT SERVICES REPORTS 12% RISE IN SECOND QUARTER EARNINGS PER SHARE

                                  EBITDA UP 9%

BETHESDA, MD, JULY 23, 1999 -- Host Marriott Services [NYSE:HMS], one of the world's leading food, beverage and retail concessionaires, today reported net income of $6.6 million, or $0.19 per diluted share for the second quarter of 1999, compared to $6.2 million, or $0.17 per diluted share for the second quarter of 1998. Revenues totaled $350.0 million for the second quarter of 1999, up 8% from $322.6 million in the comparable 1998 period. Operating profit increased 10% to $20.3 million and earnings before net interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) grew 9% to $35.6 million over the prior year.
         Second quarter comparisons are affected by Year 2000 costs. Excluding these costs, diluted earnings per share increased by 16% in the second quarter of 1999.
         Revenues for the first two quarters of 1999 increased 10% to $658.9 million and operating profit increased 11% to $22.8 million compared to the first two quarters of 1998. EBITDA grew 10% to $52.9 million for the first two quarters of 1999 when compared to a year ago. Net income, before a cumulative effect of a change in accounting, increased 9% to $2.5 million, or $0.07 per diluted share for the first two quarters of 1999, compared to $2.3 million, or $0.06 per diluted share for the first two quarters of 1998.
         William W. McCarten, President and Chief Executive Officer, noted, "I am pleased with our solid operating results in the second quarter despite slower enplanement growth, tight labor markets and Year 2000 costs. Our managers are doing an excellent job of controlling costs while providing quality service to our customers, and our concession redevelopment projects are generating solid revenue growth. I believe we will build on our first two quarters' performance in our seasonally strong third quarter."


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                                                                    EXHIBIT 20
                                                                    PAGE 2 OF 4

                                    AIRPORTS
              2ND QUARTER REVENUES: $263.6 MILLION, UP 9% FROM 1998

         Comparable domestic airport concession revenue grew 8% and was driven by strong growth in revenues per enplaned passenger of 7% and nominal growth in passenger enplanements of approximately 1%. Operating profit in the airport business line increased slightly to $26.9 million during the quarter. Airport operating profit margins declined from 11.0% in the second quarter of 1998 to 10.2% in the second quarter of 1999, reflecting higher payroll costs due to tight labor markets and an increase in depreciation related to recent high levels of capital investments. Partially offsetting these increases was an improved cost of sales margin resulting from pricing and cost management initiatives.

                                  TRAVEL PLAZAS
              2ND QUARTER REVENUES: $80.1 MILLION, UP 6% FROM 1998

         Travel plaza revenue growth was driven by increased traffic, the introduction of new branded concepts and moderate increases in menu prices. Solid operating cost management also drove an increase in operating profit of 36%, or $2.1 million compared to the second quarter of 1998. The travel plaza operating profit margin increased to 9.9% for the second quarter of 1999 compared to 7.7% a year ago.

                                 SHOPPING MALLS
              2ND QUARTER REVENUES: $6.3 MILLION, UP 43% FROM 1998

         Shopping mall revenue growth reflects the opening of a new mall food court in the first quarter of 1999 and the openings of two new mall food courts in late 1998. Revenues at comparable locations that have been open at least one year increased by 2%. Operating losses for the shopping mall business line, which improved slightly, reflect continued start-up inefficiencies of new mall projects in a seasonally low customer traffic period. Comparable location operating profit margin increased from a negative in 1998 to a positive 4.5% in the second quarter of 1999.

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                                                                    EXHIBIT 20
                                                                    PAGE 3 OF 4

                                   * * * * * *

Host Marriott Services, with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with approximately 25,000 employees in seven countries around the globe. Host Marriott Services is unique in its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas and shopping malls. Many of the company's concessions are operated under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's too, Cinnabon, "TCBY" Treats, Sbarro, Cheers, California Pizza Kitchen ASAP, The Cheesecake Factory Bakery Cafe, Tie Rack, Lands End and Bath and Body Works.

NOTES:
In fiscal year 1998, the company changed the calculation of EBITDA to exclude interest income, which is more consistent with industry standards. The 1998 EBITDA has been restated to conform to the 1999 presentation.

The company's results of operations are significantly affected by the various travel and shopping seasons. Customer traffic is generally the strongest in the summer vacation months, particularly from Memorial Day through Labor Day, which has historically produced seasonally strong third quarter earnings. Shopping mall food court customer traffic is generally the busiest during the fall and winter holiday season.

Enplanement statistics were obtained from the Air Transport Association whose member airlines represent over 95% of all passenger traffic in the United States.

This press release contains "forward-looking statements" within the meaning of federal securities laws, including, but not limited to, statements concerning the company's outlook for 1999. These forward-looking statements are subject to numerous risks and uncertainties, including the effects of seasonality, airline and tollroad industry fundamentals, general economic conditions (including the current economic downturn in Asia), government regulation, the potential adverse impact of union labor strikes and the Year 2000 issue on operations, competitive forces within the food, beverage and retail concessions industries, and the availability of cash flow to fund future capital expenditures. Forward-looking statements are inherently uncertain, and investors must recognize that actual results could differ materially from those expressed or implied by the statements. A detailed discussion of these risks and uncertainties is contained in the company's 1998 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:
MEDIA INQUIRIES:                    INVESTOR RELATIONS:
Wendy Watkins:  (301) 380-7903      Sharon Whiting:  (301) 380-7215


WEBSITE / TELEPHONE:
http://www.hmscorp.com
1-888-380-HOST

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                                                                     EXHIBIT 20
                                                                     PAGE 4 OF 4

                       HOST MARRIOTT SERVICES CORPORATION
                   CONSOLIDATED OPERATING RESULTS (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                     TWELVE          TWELVE          TWENTY-FOUR      TWENTY-FOUR
                                                                  WEEKS ENDED      WEEKS ENDED       WEEKS ENDED      WEEKS ENDED
                                                                    6/18/99        6/19/98 (A)         6/18/99        6/19/98 (A)
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------
OPERATING SUMMARY
REVENUES                                                                $ 350.0         $ 322.6            $ 658.9         $ 599.9

OPERATING COSTS AND EXPENSES (B)                                          329.7           304.1              636.1           579.4
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------

OPERATING PROFIT                                                           20.3            18.5               22.8            20.5

    Interest expense                                                       (9.6)           (9.2)             (19.0)          (18.4)
    Interest income                                                         0.2             0.6                0.4             1.3
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------

INCOME BEFORE INCOME TAXES AND CUMULATIVE
     EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                              10.9             9.9                4.2             3.4
Provision for income taxes                                                  4.3             3.7                1.7             1.1
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------

INCOME BEFORE CUMULATIVE EFFECT OF
     CHANGE IN ACCOUNTING PRINCIPLE                                         6.6             6.2                2.5             2.3
Cumulative effect of change in accounting for start-up
activities
     (net of related income tax benefit of $0.5 million)                    ---             ---               (0.7)            ---
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------

NET INCOME                                                              $   6.6         $   6.2            $   1.8         $   2.3
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------


INCOME PER COMMON SHARE
  Basic:
     Income before change in accounting principle                       $  0.20         $  0.18            $  0.07         $  0.07
     Cumulative effect of change in accounting for start-up                 ---             ---              (0.02)            ---
     activities
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------
     Net income                                                         $  0.20         $  0.18            $  0.05         $  0.07
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------
  Diluted:
     Income before change in accounting principle                       $  0.19         $  0.17            $  0.07         $  0.06
     Cumulative effect of change in accounting for start-up                 ---             ---              (0.02)             ---
     activities
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------
     Net income                                                         $  0.19         $  0.17            $  0.05         $  0.06
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------

Weighted Average Common Shares Outstanding
  Basic                                                                    33.6            34.0               33.7            34.2
  Diluted                                                                  34.7            35.7               34.7            35.9

EBITDA                                                                  $  35.6         $  32.8            $  52.9         $  48.1
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------

REVENUES BY BUSINESS LINE
    Airports                                                            $ 263.6         $ 242.7            $ 509.9         $ 460.2
    Travel Plazas                                                          80.1            75.5              137.6           130.7
    Shopping Malls                                                          6.3             4.4               11.4             9.0
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------
       Total revenues                                                   $ 350.0         $ 322.6            $ 658.9         $ 599.9
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------

OPERATING PROFIT (LOSS) BY BUSINESS LINE (C)
    Airports                                                            $  26.9         $  26.7            $  47.1         $  46.2
    Travel Plazas                                                           7.9             5.8                5.2             2.1
    Shopping Malls                                                         (0.4)           (0.5)              (1.1)           (0.7)
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------
       Total operating profit                                          $   34.4        $   32.0           $   51.2        $   47.6
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------

PERIOD END BALANCE SHEET DATA                                                                        JUNE 18, 1999   June 19, 1998
                                                                                                    ---------------- ---------------
    Cash and cash equivalents                                                                             $   33.9         $  53.4
    Total assets                                                                                             590.9           537.6
    Borrowings under line-of-credit agreement                                                                 27.7             ---
    Long-term debt                                                                                           406.0           406.0
---------------------------------------------------------------- ---------------- --------------- - ---------------- ---------------

(A)Certain minor reclassifications were made to the prior year financial statements to conform to the 1999 presentation.
(B)Operating costs and expenses include external Year 2000 costs of $0.8 million in the second quarter of 1999, $0.2 million in the second quarter of 1998, $1.8 million in the first two quarters of 1999, and $0.4 million in the first two quarters of 1998.
(C)Before general and administrative expenses and cumulative effect of change in accounting.